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(FAF ADVISORS (TM) LOGO)

800 Nicollet Mall                                               RICHARD J. ERTEL
BC-MN-HO4N                                                               COUNSEL
Minneapolis, MN 55402                                Direct line: (612) 303-7987
                                                            Fax:  (612) 303-4223

August 12, 2008

Ms. Kimberly Browning                                VIA EDGAR
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  First American Investment Funds, Inc.
     SEC File Nos. 033-16905 and 811-05309
     Response to Staff Comments on Preliminary Proxy Statement (Form PRE 14A) Filed with the Commission on July 25, 2008

Dear Ms. Browning:

The purpose of this letter is to respond to the comments that you transmitted by telephone on August 6, 2008 regarding the preliminary proxy statement for the above-listed registrant (the "Registrant"), related to International Fund (the "Fund"), a series of the Registrant. Following is our response to your comments, which appear in bold-face type below.

1. REVIEW YOUR DISCUSSION OF THE MANAGER-OF-MANAGERS AUTHORITY THROUGHOUT THE DIFFERENT SECTIONS OF THE FILING (E.G., QUESTION & ANSWER SECTION, PROXY STATEMENT, ETC.) TO ENSURE THAT YOUR DISCLOSURES ARE CONSISTENT AND COMPLETE IN DESCRIBING THE AUTHORITY GRANTED TO, AND LIMITATIONS ON, THE ADVISOR UNDER SUCH AUTHORITY. FOR EXAMPLE, NOTE THAT MANAGER-OF-MANAGERS WILL ALLOW THE ADVISOR TO CHANGE SUB-ADVISORS WITHOUT HAVING TO OBTAIN SHAREHOLDER APPROVAL OF SUCH A CHANGE. ALSO, MAKE IT CLEAR THAT THIS AUTHORITY EXTENDS ONLY TO THE HIRING OF UNAFFILIATED SUB-ADVISORS.

     We made the following changes in response to this comment:

     - In the letter to shareholders from the president of the Fund, we have clarified that manager-of-managers authority would allow FAF Advisors, Inc. (the "Advisor") to make changes to sub-advisors and change the terms of the sub-advisory agreements "without having to seek shareholder approval."

     - In that same letter, we have also added the following sentence regarding the hiring of affiliated sub-advisors under the manager-of-managers authority:

               "The Advisor may not enter into a sub-advisory agreement with any affiliated sub-advisor without that agreement being approved by the Fund's shareholders."

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(FAF ADVISORS (TM) LOGO)

     - In the "Important Information" question and answer section, under "What is a manager-of-managers structure?" we changed "and the terms of sub-advisory agreements without holding a shareholder meeting" to read as follows:

               ". . . or materially amend existing sub-advisory agreements without having to seek shareholder approval."

2. MAKE IT CLEAR WHO (E.G., J.P. MORGAN) WILL BE RESPONSIBLE FOR THE DAY-TO-DAY MANAGEMENT OF THE FUND BETWEEN THE TIME THE PROXY IS FILED WITH THE COMMISSION AND THE ANTICIPATED SWITCH FROM J.P. MORGAN TO ALTRINSIC AND HGI.

     In the proxy statement, in the last paragraph under "Background" of both Proposal 1 and Proposal 2, we have added the following sentence in relation to the expected effective date (i.e., November 1, 2008) of the change in sub-advisors:

               "Until that time, JPMorgan is expected to continue in its role as sub-advisor to the Fund."

3. CONFIRM THAT ALL MATERIAL DIFFERENCES BETWEEN THE J.P. MORGAN AGREEMENT AND THE PROPOSED AGREEMENTS WITH ALTRINSIC AND HGI HAVE BEEN DISCLOSED. IN THE Q&A DISCUSSION OF THE SUB-ADVISORY FEE INCREASE ASSOCIATED WITH THE CHANGE TO THE NEW SUB-ADVISORS, IT STATES THAT THE "INCREASE IN FEES WILL BE BORNE ENTIRELY BY THE ADVISOR." IS THIS A CONTRACTUAL OBLIGATION ARISING FROM THE ADVISORY AGREEMENT BETWEEN THE FUND AND THE ADVISOR? IF SO, PLEASE MAKE REFERENCE TO THAT AGREEMENT.

     We can confirm that all material differences between the J.P. Morgan Agreement and the proposed Altrinsic and HGI agreements have been disclosed in the proxy statement.

     We have added the following underlined language to the Q&A discussion of the increase in fees to clarify that the Advisor is contractually obligated to pay all sub-advisory fees:

               "This increase in fees will be borne entirely by the Advisor and paid by the Advisor out of the investment advisory fees it receives from the Fund, pursuant to the terms of the Investment Advisory Agreement between FAIF and the Advisor."

4. CONSIDER INCLUDING A DISCUSSION OF THE CHANGE IN INVESTMENT STRATEGY OF THE FUND IN THE PROXY STATEMENT, IN ADDITION TO THE DISCUSSION FOUND IN THE QUESTION & ANSWER SECTION OF THE FILING. WE SUGGEST THAT YOU RESTATE THE FUND'S INVESTMENT OBJECTIVE AND NOTE THAT IT WILL NOT CHANGE UPON THE CHANGE IN SUB-ADVISORS AND STRATEGIES. ALSO CONSIDER MOVING THE DISCLOSURE OF THE NEW PORTFOLIO MANAGERS INTO THIS SAME DISCUSSION WITHIN THE PROXY STATEMENT AND CONSIDER GIVING IT MORE PROMINENCE WITHIN THE PROXY STATEMENT.

     We have inserted the following paragraph as the third paragraph of the definitive proxy statement:

               "Should shareholders approve the sub-advisory agreements with Altrinsic and HGI, the Fund's investment strategy will change from that employed by the

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(FAF ADVISORS (TM) LOGO)

               Fund's current sub-advisor, J.P. Morgan Investment Management Inc. ('JPMorgan'). Altrinsic and HGI will each be responsible for separately managing a portion of the Fund's assets, as assigned by the Advisor. The Advisor will be responsible for allocating the Fund's assets between Altrinsic and HGI and the Advisor will manage the portion of the Fund's assets not allocated to a sub-advisor. Teams of portfolio managers at both Altrinsic and HGI will use their own investment strategies when managing their respective portion of the Fund's assets, which will differ from the investment strategy currently used by JPMorgan. Altrinsic will take a 'value' style approach to investing its portion of Fund assets, similar to JPMorgan; however, Altrinsic looks for value opportunities across a broader range of market capitalizations. HGI will employ a 'growth' style to investing its portion of the Fund's assets. The investment strategies utilized by Altrinsic and HGI, along with information on their respective portfolio management teams, are further described below under 'Additional Information about Altrinsic' and 'Additional Information about HGI,' respectively. The Fund's investment objective of 'long-term growth of capital' will remain the same."

     We believe adding this discussion near the beginning of the proxy statement, with references back to additional information on the specific strategies employed by the proposed sub-advisors, as well as their portfolio management teams, appropriately emphasizes the shift in strategy without detracting from the discussion of the proposals that shareholders are being asked to consider.

5. ONE OF THE FACTORS THE BOARD CONSIDERED IN CHANGING SUB-ADVISORS WAS THE "ECONOMIES OF SCALE" THAT WOULD BE REALIZED THROUGH THE HIRING OF BOTH ALTRINSIC AND HGI. PLEASE EXPLAIN THIS FURTHER IN THE PROXY STATEMENT.

     The factor has been revised as follows for both Altrinsic and HGI:

               "economies of scale that might result from the growth in the Fund's assets and from [Altrinsic's][HGI's] management of both the Fund and International Select Fund and any other benefit that [Altrinsic][HGI] may derive from its relationship with the Fund."

6. YOU REFERENCE THAT FAIF AND THE ADVISOR HAVE RECEIVED A MANAGER-OF-MANAGERS EXEMPTIVE ORDER FROM THE SEC. PLEASE INCLUDE THE DATE OF THE ORDER IN THE PROXY STATEMENT.

     In the discussion of Proposal 3 in the proxy statement, specifically in the second paragraph under "Background," we added a reference to the date of the exemptive order, which was May 30, 2007.

7. IN FOOTNOTE 1 TO THE TABLE REGARDING FUNDS FOR WHICH HGI ACTS AS INVESTMENT ADVISOR OR SUB-ADVISOR THAT HAVE SIMILAR INVESTMENT OBJECTIVES TO THAT OF THE FUND, PLEASE CONFIRM WHETHER HGI HAS THE ABILITY TO RECOUP ANY OF THE WAIVED FEES. IF THEY ARE ALLOWED TO RECOUP ALL OR A PORTION OF THE WAIVED AMOUNTS, THE DISCLOSURE SHOULD STATE AS SUCH AND HGI CANNOT CLAIM THAT IT HAS CONTRACTUALLY AGREED TO WAIVE FEES.

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(FAF ADVISORS (TM) LOGO)

     HGI does have the ability to recoup the fees within one year of the waiver, under certain conditions. That being the case, the footnote has been revised as follows to describe both the voluntary nature of the waiver and the ability of HGI to recoup the fees:

               "HGI has provided a letter agreement to Hansberger International Series ("HIS") under which HGI will voluntarily waive a portion of its management fee (and, to the extent necessary, bear other expenses) if total expenses, not including brokerage, interest, taxes, deferred organizational and extraordinary expenses, exceed 1.00% and 1.15% (1.25% and 1.40% for the Emerging Markets Fund) for the Institutional and Advisor Class shares of each HIS Fund, respectively. HGI may recoup the waived fees within one year following the waiver."

In connection with the review of the above-referenced filing by the staff of the Securities and Exchange Commission (the "Commission"), the Registrant hereby acknowledges that:

     1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact me at your earliest convenience at 612-303-7987. Thank you for your help.

                                        Sincerely,


                                        /s/ Richard J. Ertel
                                        ----------------------------------------
                                        Richard J. Ertel
                                        Assistant Secretary to the Registrant